Ronit Fischer Senior Counsel

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April 16, 2010

Mail Stop 3561 Ms. Amanda Ravitz Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	China Agritech, Inc. Form S-3 Filed March 12, 2010 File No. 333-165449

Dear Ms. Ravitz:

On behalf of our client China Agritech, Inc. (“Company”), we have transmitted for filing by EDGAR with the Securities and Exchange Commission (“Commission”) Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”). We have also transmitted to the Commission’s staff (“Staff”) by Federal Express three marked courtesy copies of Amendment No. 1 and all annexes filed therewith.  Amendment No. 1 responds to the comment set forth in the Staff’s letter dated April 5, 2010 (“Staff’s Letter”).

The numbered paragraph responds to the comment in the Staff’s Letter.

Exhibit 5.1

Item 1.  Counsel may not attempt to limit reliance.  As such, please have counsel remove the penultimate paragraph.

Response:

We have removed the paragraph accordingly.

Sincerely,

Ronit Fischer
Senior Counsel

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